UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KalVista Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

483497103

(CUSIP Number)

Christoph Westphal, M.D., Ph.D. Longwood Fund Management Prudential Tower, Suite 1555 800 Boylston Street Boston, Massachusetts 02199 (617) 351-2590	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Nicholas J. Guttilla, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483497103	Page 2 of 10

1.	Names of Reporting Persons. Longwood Fund II, L.P. (“LFII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

934,484 shares, except that (i) Longwood Fund II GP, LLC (“LFII GP”), the general partner of LFII, may be deemed to have sole power to vote these shares, and (ii) Christoph Westphal, M.D., Ph.D. (“Westphal”), a manager and member of LFII GP, may be deemed to have shared power to vote these shares, and Richard Aldrich (“Aldrich”), a manager and member of LFII GP and a member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

934,484 shares, except that (i) LFII GP, the general partner of LFII, may be deemed to have sole power to dispose of these shares, and (ii) Westphal, a manager and member of LFII GP, may be deemed to have shared power to dispose of these shares, and Aldrich, a manager and member of LFII GP and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 934,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on 10,783,631 shares of Common Stock outstanding as of October 12, 2017, according to information supplied by the Issuer.

CUSIP No. 483497103	Page 3 of 10

1.	Names of Reporting Persons. Longwood Fund II GP, LLC (“LFII GP”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

934,484 shares, all of which 934,484 shares are directly owned by LFII, except that Westphal, a manager and member of LFII GP, as the general partner of LFII, may be deemed to have shared power to vote these shares, and Aldrich, a manager and member of LFII GP and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

934,484 shares, all of which 934,484 shares are directly owned by LFII, except that Westphal, a manager and member of LFII GP, as the general partner of LFII, may be deemed to have shared power to dispose of these shares, and Aldrich, a manager and member of LFII GP and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 934,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 10,783,631 shares of Common Stock outstanding as of October 12, 2017, according to information supplied by the Issuer.

CUSIP No. 483497103	Page 4 of 10

1.	Names of Reporting Persons. Christoph Westphal, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

934,484 shares, all of which 934,484 shares are directly owned by LFII, except that LFII GP, as the general partner of LFII, may be deemed to have sole power to vote LFII’s shares (collectively, the “Fund II Shares”), and Aldrich, a manager and member of LFII GP and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote the Fund II Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

934,484 shares, all of which 934,484 shares are directly owned by LFII, except that LFII GP, as general partner of LFII, maybe deemed to have sole power to dispose of the Fund II Shares, and Aldrich, as a manager and member of LFII GP and member of the Board of Directors of the Issuer, may be deemed to have shared power to dispose of the Fund II Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 934,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%*
14.	Type of Reporting Person (See Instructions) IN

*	Based on 10,783,631 shares of Common Stock outstanding as of October 12, 2017, according to information supplied by the Issuer.

CUSIP No. 483497103	Page 5 of 10

1.	Names of Reporting Persons. Richard Aldrich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

934,484 shares, all of which 934,484 shares are directly owned by LFII, except that LFII GP, as the general partner of LFII, may be deemed to have sole power to vote LFII’s shares (collectively, the “Fund II Shares”), and Westphal, a manager and member of LFII GP, may be deemed to have shared power to vote the Fund II Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

934,484 shares, all of which 934,484 shares are directly owned by LFII, except that LFII GP, as general partner of LFII, maybe deemed to have sole power to dispose of the Fund II Shares, and Westphal, as a manager and member of LFII GP, may be deemed to have shared power to dispose of the Fund II Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 934,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.7%*
14.	Type of Reporting Person (See Instructions) IN

*	Based on 10,783,631 shares of Common Stock outstanding as of October 12, 2017, according to information supplied by the Issuer.

CUSIP No. 483497103	Page 6 of 10

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of KalVista Pharmaceuticals, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 55 Cambridge Parkway, 9th floor, Cambridge, Massachusetts 02142.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Longwood Fund II, L.P. (“LFII”), Longwood Fund II GP, LLC (“LFII GP”), Christoph Westphal, M.D., Ph.D. (“Westphal”), and Richard Aldrich (“Aldrich”) (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of LFII is that of a private investment partnership. The sole general partner of LFII is LFII GP. The principal business of LFII GP is that of a limited liability company acting as the general partner of LFII. Westphal and Aldrich are the managers of LFII GP, and both Westphal and Aldrich are members of LF II GP; additionally, Aldrich is a member of the Board of Directors of the Issuer.

The principal business address of each of the entities and individuals named in this Item 2 is Longwood Fund, Prudential Tower, Suite 1555, 800 Boylston Street, Boston, Massachusetts 02199.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On November 21, 2016, LFII acquired an aggregate of 369,419 shares of common stock of the Issuer in exchange for 1,268,971 shares of KalVista Pharmaceuticals, Ltd. Series B Preferred Stock in connection with the closing of the share purchase transaction (the “Transaction”) whereby KalVista Pharmaceuticals, Ltd. became a wholly-owned subsidiary of Carbylan Therapeutics, Inc., which changed its name to KalVista Pharmaceuticals, Inc. (the “Company”). On the effective date of the Transaction, the closing price of the Company’s common stock was $9.38 per share. All numbers give effect to the 14:1 reverse stock split effected by the Company on November 21, 2016. Prior to the reverse stock split, the closing price of the Company’s common stock was $0.67 per share.

On October 12, 2017, LFII purchased an aggregate of 565,065 shares of common stock of the Issuer for an aggregate purchase price of $4,866,961.35. All such shares were purchased with working capital.

CUSIP No. 483497103	Page 7 of 10

Item 4. Purpose of Transaction.

Westphal and Aldrich, by virtue of their roles as the managers of LFII GP, may each be deemed to hold certain voting powers with respect to the reportable securities owned by LFII. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 10,783,631 shares of Common Stock outstanding as of October 12, 2017, according to information supplied by the Issuer.

(a) LFII beneficially owns 934,484shares of Common Stock, or approximately 8.7% of the Common Stock outstanding. LFII GP, as the general partner of LFII, may be deemed to indirectly beneficially own the securities owned by LFII.

(b) The managers of LFII GP may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by LFII. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of LFII GP, in the securities owned by LFII and such person may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by LFII.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 483497103	Page 8 of 10

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Aldrich. The indemnification agreement, among other things, require the Issuer or will require the Issuer to indemnify Aldrich (and in certain cases LFII) to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by Aldrich in any action or proceeding, including any action or proceeding by or in right of the Issuer, arising out of his services as a director. The form of Indemnification Agreement for the Issuer’s directors and officers is attached as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-211818), and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Form of Director and Officer Indemnification Agreement, filed on June 3, 2016 as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 (File No. 333-211818), and incorporated herein by reference.

CUSIP No. 483497103	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2017

LONGWOOD FUND II, L.P.

By:	Longwood Fund II GP, LLC, its general partner

By:	/s/ Christoph Westphal, M.D., Ph.D.
Manager

LONGWOOD FUND II GP, LLC

By:	/s/ Christoph Westphal, M.D., Ph.D.
Manager

CHRISTOPH WESTPHAL, M.D., PH.D.

By:	/s/ Christoph Westphal, M.D., Ph.D.
Christoph Westphal, M.D., Ph.D.

RICHARD ALDRICH

By:	/s/ Richard Aldrich
Richard Aldrich